

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2010

Fabio Alexandre Narita
President
Green & Quality Home Life, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Green & Quality Home Life, Inc.**
> **Registration Statement on Form S-1**
> **Amended December 13, 2010 and December 15, 2010**
> **File No. 333-168521**

Dear Mr. Narita:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1 filed December 15, 2010

Prospectus Cover Page

1. We reissue prior comment 1 because that addressed the disclosure in your prospectus cover page, but instead you revised the facing page of your Form S-1. Also, note that prior comment 1 asked you to disclose a date, not merely a time period from which the investors must calculate the date.

<u>Summary Information about Green & Quality Home Life, Inc., page 8</u>

2.   Please clarify the disclosure revised in response to prior comment 2 indicating that you intend to develop software to integrate third-party products "once [you] are not currently planning to develop hardware-based products."

3.   Please reconcile the disclosure in the third paragraph of the prospectus summary that September 30, 2010 is the end of your most recent fiscal year with the disclosure throughout your filing that June 30, 2010 is the end of your most recent fiscal year.

<u>Once our Auditors have issued a Going Concern Opinion, page 10</u>

4.   Regarding your response to the first bullet point of prior comment 7:

   *   With a view toward disclosure, tell us whether you have any preliminary plans or agreements to merge with an operating company;
   *   Revise the disclosure that your officers and directors are "committed to advancing certain costs" to clarify whether they entered into written agreements with you and file such agreements as exhibits;
   *   Expand the disclosure about the advance to quantify the amount that each officer and director is committed to advance and briefly describe the "certain" costs.
   *   Clarify the reference in the second paragraph to "Founder's shares."

5.   Please reconcile the disclosure about commitments of officers and directors to advance costs with your disclosure in:

   *   The last paragraph of this risk factor that you do not have "any formal commitments or arrangements for the advancement or loan of funds,"
   *   The risk factor captioned "If we do not obtain adequate financing" that you currently "do not have any arrangements for financing,"
   *   The first paragraph on page 56 that your "only source for cash at this time is investments by others in this offering;" and
   *   The penultimate paragraph on page 56 that your sole officer and director "indicated that he may be willing to provide funds required to maintain the reporting status."

6.   Regarding your response to prior comment 8:

   *   Please tell us where you disclosed that your president has indicated that he <u>will</u> lend you the funds as you mentioned in the last sentence of your supplemental response to prior comment 8.

- Please tell us, with a view to disclosure, whether the estimated legal and accounting expenses of $5,500 over the next eighteen months include your estimated expenses to comply with your obligations under the federal securities laws.

As the Company's Sole Officer and Director is currently a non-resident, page 15

7.   Regarding your response to the third bullet point of prior comment 7:

- Please expand the second paragraph of this risk factor to clarify what you mean by your statement that it "may be difficult to get [Mr. Narita] at the needed time" such as whether investors may have difficulty in enforcing their legal rights, effecting service of process or to enforcing judgments of United States courts;
- Please disclose the reasons for the uncertainty represented by the word "may;" and
- Please clarify the phrase "uncomfortable situations" mentioned at the top of page 16.

The company may be unable to make necessary arrangements at acceptable cost, page 19

8.   We note your response to prior comment 11; however, it remains unclear why you continue to refer to suppliers in this risk factor, given that you do not refer to suppliers elsewhere in your filing. Therefore, we reissue the comment.

Use of Proceeds, page 20

9.   We note your response to prior comment 12 and your disclosure that you do not expect to use offering proceeds to pay salary or make other payments to Mr. Narita. If it is possible that the offering proceeds may be used in this way, tell us how you intend to comply with rule 3a4-1(a)(2) or revise your disclosure as appropriate.

Plan of Distribution, page 23

10.   Regarding your response to the last two bullet points of prior comment 16:

- Please tell us with specificity where you disclosed that the offering could be extended up to an additional 90 days if you are unable to sell 25% of the shares. We note the last sentence of your supplemental response to comment 16.
- Please tell us with specificity where you revised the disclosure to describe the material terms of subscription agreement, such as the right to accept or reject subscriptions and prompt returns.

11.   We note your response to prior comment 17; however, the disclosure in this section about the securities to be offered in certain states does not appear to have been revised. Therefore, we reissue the comment.

Description of Business, page 26

12.   We reissue prior comment 19 in part. It appears that you have not addressed the filing
        obligation mentioned in that comment.

Initial Market Opportunity Analysis, page 27

13.   With respect to your response to prior comment 21:

   •   We note the third paragraph of this section added in response to the first sentence of
        our prior comment; however, it remains unclear why you believe it is appropriate to
        provide statistics regarding the size and growth rates of the home automation market
        when your planned products and services relate to "green technologies," a subset of
        that market. Please advise.
   •   It appears you did not address the first or last bullet points of our comment.
        Therefore, we reissue that portion of our comment.
   •   Given the penultimate sentence of your response, it is unclear how you have
        determined that the portion of the Electronic.ca report cited in your filing provides
        sufficient basis for your disclosure, and how you have ensured that the full report
        contains no information that must be disclosed pursuant to your obligations under the
        Securities Act. Please advise.

Reports to security holders, page 35

14.   We note your response to prior comment 24 and your disclosure that you intend to file a
        registration statement on Form 8-A. With a view toward disclosure, tell us when you
        plan to file that registration statement. Also, please revise to clarify your reference to the
        Securities Act in the third sentence of this paragraph.

Capital Resources and Liquidity, page 55

15.   We note your response to prior comment 27. Please reconcile the disclosure in the
        second paragraph of this section that the "amount of the offering will likely allow [you]
        to operate for at least one year" with the disclosure in the second risk factor on page 10
        that the amount of this offering "will likely allow [you] to operate for at least 18 months."

Recent Sales of Unregistered Securities, page 63

16.   We note your response to prior comment 32. Please tell us what securities you are
        referring to in the third paragraph on page 63.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Thomas E. Puzzo, Esq.